SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                Monsanto Company
             (Exact name of registrant as specified in its charter)


               Delaware                               43-0420020
       (State of incorporation)            (IRS Employer Identification No.)

                         800 North Lindbergh Boulevard
                            St. Louis, Missouri 63167
               (Address of principal executive offices) (Zip Code)

        If this form relates to the         If this form relates to the
        registration of a class of          registration of a class of
        securities pursuant to Section      securities pursuant to Section
        12(b) of the Exchange Act and       12(g) of the Exchange Act and is
        is effective pursuant to General    effective pursuant to General
        Instruction  A.(c), please check    Instruction A.(d) please check
        the following box: [X]              the following box: [ ]

       Securities to be registered pursuant to Section 12(b) of the Act:

           Title of each class               Name of each exchange on which
           to be so registered               each class is to be registered
    -----------------------------        --------------------------------------

    Preferred Share Purchase Rights         New York Stock Exchange


   Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                 (Title of Class)




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            The undersigned registrant hereby amends Items 1 and 2 of its
Registration Statement on Form 8-A (File No. 1-2516), filed with the Securities and Exchange Commission on January 31, 1990, as set forth below.

Item 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

            Monsanto Company (the "Company") and First Chicago Trust Company of New York, as successor Rights Agent to The First National Bank of Boston (the "Rights Agent"), entered into the First Amendment (the "First Amendment"), dated as of May 31, 1998, to the Rights Agreement, dated January 26, 1990, between the Company and the Rights Agent (as amended, the "Rights Agreement"). On June 5, 1996, the Company effected a five-for-one stock split in the form of a 400% stock distribution to stockholders of record on May 15, 1996 (the "1996 Stock Split"). On June 6, 1990, the Company effected a two-for-one stock split in the form of a 100% stock distribution to stockholders of record on May 15, 1990
(the "1990 Stock Split"). The following description of the Company's preferred share purchase rights (the "Rights") gives effect to the adjustments resulting from the 1996 Stock Split and the 1990 Stock Split.

            On January 26, 1990, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of Common Stock, par value of $2 per share (the "Common Stock"), of the Company. The dividend was paid on February 5, 1990 to the stockholders of record at the close of business on February 5, 1990. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock without par value (the "Preferred Stock"), of the Company at a price of $45 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

            Until the earlier to occur of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the close of business on February 5, 1990, by such Common Stock certificate with a copy of the Summary of Rights attached thereto.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the rights), the Rights will be transferred with and only with the
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Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after February 5, 1990 upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates for Common Stock, outstanding as of the close of business on February 5, 1990, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

            The Rights are not exercisable until the Distribution Date. Pursuant to the Rights Agreement, the Rights will expire on February 5, 2000 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding Rights and the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

            Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have one vote, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive

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

1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right.

            At any time after any Person becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of the number of one one-thousandths of a share of Preferred Stock issuable upon the exercise of one Right, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            At any time prior to the time that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Common Stock, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the 20% thresholds described above (including the threshold for a person becoming an Acquiring Person) to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%,except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the Common Stock.

            The Rights Agreement specifying the terms of the Rights and including the form of the Certificate of Designations setting forth the terms of the Preferred Stock as an exhibit thereto and the form of press release announcing the declaration of the Rights are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

            First Amendment to Rights Agreement. The First Amendment provides, among other things, that neither American Home Products Corporation, a Delaware corporation ("AHP"), MA Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AHP ("Sub"), nor any of their Affiliates or Associates will be deemed to be an Acquiring Person by virtue of the approval, execution or delivery of the Agreement and Plan of Merger dated as of May 31, 1998, as may be amended from time to time, among AHP, Sub and the Company (the "Merger Agreement") or the consummation of the transactions contemplated thereby.

            The First Amendment also provides that the Final Expiration Date will be February 5, 2000 or, if earlier, immediately prior to the consummation of the merger of Sub with and into the Company, as contemplated by, and in accordance with, the Merger Agreement (the "Merger").

            The First Amendment also adds a new Section 34 to the Rights Agreement, providing that notwithstanding any other provision of the Rights Agreement, as amended by








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

the First Amendment, neither the approval, execution or delivery of the Merger Agreement nor the consummation of the transactions contemplated thereby is or shall be deemed to be an event described in Section 11(a)(ii) or Section 13 of the Rights Agreement, nor will such performance or consummation result in the occurrence of a Share Acquisition Date (as defined in the Rights Agreement), a Distribution Date or any other separation of the Rights from the underlying Common Shares, nor entitle or permit the holders of the Rights to exercise the Rights or otherwise affect the rights of the holders of Rights, including giving the holders of the Rights the right to acquire securities of any party to the Merger Agreement.

            If the Merger Agreement is terminated without the effective time of the Merger having occurred, the First Amendment will be null and void.

            The foregoing summary description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is filed as
Exhibit 3 hereto and is incorporated herein by reference.


Item 2.  EXHIBITS.

        1. Rights Agreement, dated as of January 26, 1990, between Monsanto Company and First Chicago Trust Company of New York (as successor to The First National Bank of Boston), as Rights Agent (incorporated by reference to Monsanto Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 31,
           1990).

        2. Press Release dated January 26, 1990 (incorporated by reference to Monsanto Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 31, 1990).

       3. First Amendment, dated as of May 31, 1998, to Rights Agreement, dated as of January 26, 1990, by and between Monsanto Company and First Chicago Trust Company of New York, as Rights Agent (filed herewith).












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


                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  July 31, 1998

                                    MONSANTO COMPANY

                                       By:  /s/ Eric R. Fencl
                                          --------------------------
                                          Name: Eric R. Fencl
                                          Title: Assistant Secretary


















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


                                  EXHIBIT LIST


No.
---

 1. Rights Agreement, dated as of January 26, 1990, between Monsanto Company and First Chicago Trust Company of New York (as successor to The First National Bank of Boston), as Rights Agent (incorporated by reference to Monsanto Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 31, 1990).

 2. Press Release dated January 26, 1990 (incorporated by reference to Monsanto Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 31, 1990).

3. First Amendment, dated as of May 31, 1998, to Rights Agreement, dated as of January 26, 1990, by and between Monsanto Company and First Chicago Trust Company of New York (filed herewith).


























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